

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

May 27, 2008

<u>via U.S. mail and facsimile</u>

Mr. Darwin L. Stump
Chief Accounting Officer
Petroleum Development Corporation
120 Genesis Boulevard
Bridgeport, West Virginia 26330

> **Re: Rockies Region 2007 Limited Partnership**
> **Registration Statement on Form 10**
> **Filed April 29, 2008**
> **File No. 0-53201**

Dear Mr. Stump:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please note that the Form 10 registration statement will become automatically
        effective 60 days from the date of the first filing on Edgar. See Section 12(g)(1)
        of the Securities Exchange Act of 1934. Upon effectiveness, the company will
        become subject to the reporting requirements of the Securities Exchange Act of
        1934, even if we have not cleared all comments.

2.   Where comments on one section also relate to disclosure in another section,
        please make parallel changes to all affected disclosure. The will eliminate the
        need for us to repeat similar comments.

3.   In your next amendment, please update your financial statements to comply with
        Rule 3-12 of Regulation S-X.

4.   Please update your disclosure throughout to the most recent practicable date with
        each amendment. For example, update the status of your respective drilling
        operations.

Business, page 1

5.   Consistent with the requirements of Item 101(a)(2) of Regulation S-K, please
        update your disclosure and discuss in reasonably sufficient detail your plan of
        operations for the remainder of the fiscal year.

Gas and Oil Pricing, page 7

6.   We refer you to disclosure on page F-9 of the notes to the financial statements.
        Rather than stating that Petroleum Development Corporation sells crude oil
        "primarily to Teppco Crude Oil, L.P." consistent with the requirements of Item
        101 (c)(vii) of Regulation S-K, identify your major customers and your level of
        dependence on sales to such customers.

Risk Factors, page 9

7.   Please tailor your risk factor disclosure so that you disclose risks that are
        particularly relevant to your business and operations. For example, in the first
        risk factor at page 9, given Petroleum Development Corporation's plan to
        recomplete the wells producing from the Codell formation in the Wattenberg
        Field, discuss the risks associated with unsuccessful recompletions. Similarly, in
        the risk factor "Delay in partnership gas or oil production…" at page 11, clarify, if
        true, that the risk related to the drilling of wells in areas remote from marketing
        facilities is applicable to you because you have drilled Partnership wells in remote
        areas.

Risks Pertaining to Gas and Oil Investments, page 9

The oil and gas business is speculative…, page 9

8.   Remove language that mitigates the risk you are disclosing. In this regard, please
        revise to eliminate the first portion of the first sentence commencing with
        "[a]lthough".

Through their involvement in Partnership and other non-partnership activities…, page 10

9.   Please expand this risk factor to identify all material conflicts of interest of your
        managing general partner or its affiliates with respect to the Partnership.

The Managing General Partner identified material weaknesses…, page 15

10.   Please expand this risk factor to disclose the material weaknesses in internal
        control over financial reporting that were identified by your managing general
        partner.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 16

Liquidity and Capital Resources, page 18

11.   Please discuss your liquidity and capital resources in the context of your plan of
        operations for the remainder of your fiscal year. For example, we note your
        disclosure at page 32 that you may be required to borrow funds.

Quantitative and Qualitative Disclosures About Market Risk

12.   Please update the disclosure in this section and reference the efficacy of your
        hedging strategies and net position through the latest period for which financial
        statements are presented.

Properties, page 23

Oil and Gas Reserves, page 24

13.   We note your disclosure that you used the services of Ryder Scott Company, L.P.
        for your 2007 reserve report. Please confirm to us that you obtained permission
        from such firm to refer in your filing to such expert assistance.

Certain Relationships and Related Transactions, and Director Independence, page 29

Transactions with the Managing General Partner and Affiliates, page 29

14.   Please supplement your disclosure regarding the drilling compensation fees charged and advanced to the Managing General Partner. Disclose, for example, relevant factors considered in determining the 12.6% of total well cost fee that is incurred by the partnership for each well drilled by the Managing General Partner.

15.   Please state whether these transactions were on terms no less favorable than could have been obtained from non-affiliated third parties.

Description of Registrant's Securities to be Registered, page 36

Liability of General Partners, Including Additional General Partners, page 37

16.   We note your disclosure regarding Petroleum Development Corporation's agreement to indemnify the additional general partners. Please expand this disclosure to identify the limitations to such indemnification obligation that are set forth in Section 7.02 of the limited partnership agreement.

Balance Sheet, page F-3

17.   Revise to disclose the components of partners' equity pursuant to Rule 5-02.30 and 31 of Regulation S-X.

Statement of Operations, page F-4

18.   We note you have allocated a net income to your general partner while allocating net loss to your investor partners. Please consider revising to include the disclosure of paragraph 40.a of SFAS 128 for both the general and investor partners' interest. In addition, revise to disclose how you are allocating undistributed earnings between the general and investor partners.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

19.   Revise your disclosure to clarify the Managing General Partner's use of the "net-back" method of accounting for transportation of gas sales. Please clarify how the general partner's use of this method impacts your financial statements.

Derivative Financial Instruments, page F-10

20.   Please revise your disclosure to specifically state what valuation methodologies are considered appropriate by the Managing General Partner if pricing information from external sources in not available.

Note 5. Costs Related to Oil and Gas Activities, page F-15

21.   Please consider revising to include the disclosures of paragraphs 18 through 23 of SFAS No. 69. Disclose the partnership's property acquisition and exploration costs, and provide more specific disclosure on the nature and status of the costs included in the financials statement captions, "Wells in Progress" and "Drilling advances to Managing General Partner".

Exhibits

22.   We note that sales to Teppco Crude Oil, L.P. and DCP accounted for 87% and 13% of sales respectively for the period from August 31, 2007 to December 31, 2007. Consistent with the requirements of Item 601(b) of Regulation S-K, please file these material agreements as exhibits to the registration statement.

23.   Please file as exhibits the final, executed versions of your limited partnership agreement, assignment of leases and drilling and operating agreement.

Engineering Comments

Business, page 1

Plan of Operations, page 1

24.   You indicate that PDC plans to recomplete most of the wells producing from the Codell formation in the Wattenberg Field in approximately five years but all re-completions have not been successful and the well work will cost about $195,000 per well or one-third the cost of a new well. It appears that this is a significant cost compared to the total well costs and, therefore, these "behind-pipe" reserves would be more accurately classified as proved undeveloped reserves. Please revise your document as necessary or tell us why you believe it should not be revised.

Well Operations, page 2

25.   You state that you believe there are sufficient transmission pipelines and gathering systems for your production, subject to some seasonal curtailment. Please expand your disclosure to be more specific as to the meaning of "some

seasonal curtailment." Provide the details of past curtailment periods as to how much production was deferred and the impact on gas prices.

***

Closing Information

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact James Murphy, Petroleum Engineer, at (202) 551-3703 with any engineering questions. You may contact Bob Carroll at (202) 551-3362 or Chris White, Accounting Branch Chief, at (202) 551-3461 if you have questions regarding comments on the financial statements and related matters.   Please contact Laura Nicholson at (202) 551-3584 or, in her absence, Mellissa Campbell Duru at (202) 551-3757 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: J. Murphy
        B. Carroll
        C. White
        M. Duru
        L. Nicholson